Exhibit 99.1

Textainer Group Holdings Limited Appoints Grace Tang to Board of Directors

HAMILTON, Bermuda – September 9, 2020 – Textainer Group Holdings Limited (NYSE: TGH / JSE: TXT) (“Textainer”, “the Company”, “we” and “our”) announced that it has appointed Grace Tang to its Board of Directors.   Ms. Tang will also serve on the Audit Committee of the Board.

Ms. Tang retired at the end of June 2020 following a career as an assurance partner with PwC.  She practiced in Beijing since 1998 and served as the leader of the Industrial Products sector and also multinational client practice in that office.   Ms. Tang began her career with PwC in Silicon Valley and also practiced in PwC’s Hong Kong office.  Grace’s practice focused on assurance, accounting, risk management, and mergers and acquisitions for Chinese and multinational companies. She participated in many successful public listings in Hong Kong and the United States.  Ms. Tang has served as an instructor in the Master of Business Administration and Master of Professional Accounting degree programs at the Peking University.  Grace is a US certified public accountant, a member of the American Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Certified Public Accountants.

“We are very excited to welcome Grace to the Textainer Board,” said Hyman Shwiel, Chairman of the Board of Textainer.   “Grace’s impressive career with PwC included over 20 years of experience in China and service as lead assurance partner for major public multinational companies listed in the US and Asia.  Her experience will be a valuable addition to Textainer and our global business that has a strong focus on Asia and we welcome the valuable insights and perspectives she will add to Textainer.”

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Source: Textainer Group Holdings Limited

Contact Information

Investor Relations

+1 415-658-8333

ir@textainer.com